INTEGRATED ELECTRICAL SERVICES, INC.

5433 Westheimer Road, Suite 500

Houston, Texas 77056

(713) 860-1500

August 6, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Jaskot

Re:	Integrated Electrical Services, Inc. Registration Statement on Form S-4
(File No. 333-188182)

Dear Ms. Jaskot:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Integrated Electrical Services, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-188182) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on Thursday, August 8, 2013, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, INTEGRATED ELECTRICAL SERVICES, INC.

By:	/s/ Gail Makode
Gail Makode Senior Vice President, General Counsel and Secretary

cc:	G. Michael O’Leary (via E-mail)
Andrews Kurth LLP